KW 3/8/14

14046437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

Mail Processing Section RECEIVED FEB 26 2014 Wash., DC 191

| SEC FILE NUMBER |
|---|
| 8- 52105 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HENDERSON GLOBAL INVESTORS EQUITY PLANNING, INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 NORTH MICHIGAN AVENUE, SUITE 1700
(No. and Street)

CHICAGO (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST + YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1 MORE LONDON PLACE (Address) LONDON (City) (State) SE1 2AF (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/14/14

## OATH OR AFFIRMATION

I, MARTIN ROBERT SKINNER, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HENDERSON GLOBAL INVESTORS EQUITY PLANNING, INC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

UNITED KINGDOM OF GREAT BRITAIN
ENGLAND CITY OF LONDON

Subscribed and sworn by Martin Robert Skinner at London, England, this 21st February 2014 before me:

Martin Skinner
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

J. KERR MILLIGAN
Notary Public of London, England
My Commission expires with life.

Notary Public

DE PINNA 35 PICCADILLY LONDON W1J 0LJ NOTARIES PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***Financial Statements***
***and Supplemental Information***

***Henderson Global Investors Equity Planning, Inc.***
***(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)***

*Year Ended December 31, 2013*

*With Report and Supplementary Report of Independent Registered Public Accounting Firm*

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2013

## Contents

EY
Building a better working world

Ernst & Young LLP
1 More London Place
London
SE1 2AF

Tel: + 44 20 7951 2000
Fax: + 44 20 7951 1345
ey.com

INVESTOR IN PEOPLE

# Report of Independent Registered Public Accounting Firm

Board of Directors
Henderson Global Investors Equity Planning, Inc.

We have audited the accompanying financial statements of Henderson Global Investors Equity Planning, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY

Building a better working world

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

**Supplementary Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 21, 2014

# Henderson Global Investors Equity Planning, Inc.

(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

## Statement of Financial Condition

December 31, 2013

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 2,256,535 |
| Receivable from affiliates, net – distribution fees | 558,060 |
| Receivable from affiliates – income taxes | 7,393 |
| Prepaid expenses | 44,251 |
| Total assets | $ 2,866,239 |
| | |
| **Liabilities and stockholder's equity** | |
| Payable to affiliates – income taxes | $ 443,054 |
| Payable to parent company, net | 455,199 |
| Accrued professional fees | 47,548 |
| Total liabilities | 945,801 |
| | |
| Common stock, $1 par value, 100 shares authorized, issued and outstanding | 100 |
| Additional paid-in capital | 644,840 |
| Retained earnings | 1,275,498 |
| Total stockholder's equity | 1,920,438 |
| Total liabilities and stockholder's equity | $ 2,866,239 |

*The accompanying notes are an integral part of these financial statements.*

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

# Statement of Comprehensive Income

Year ended December 31, 2013

| | |
|---|---|
| **Revenue** | |
| Distribution fees from affiliates (note 3) | $ 4,413,944 |
| Interest income | 783 |
| Total revenue | 4,414,727 |
| **Expenses** | |
| Affiliated administrative and operational services costs (note 3) | 3,089,272 |
| Professional fees | 35,452 |
| Regulator fees | 17,856 |
| Other | 3,851 |
| Total expenses | 3,146,431 |
| Foreign currency gain | 3,275 |
| Income before income tax expense | 1,271,571 |
| Income tax expense | (452,285) |
| Net income | $ 819,286 |

*The accompanying notes are an integral part of these financial statements.*

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

## Statement of Changes in Stockholder's Equity

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2013 | $ 100 | $ 644,840 | $ 456,212 | $ 1,101,152 |
| Net income | - | - | 819,286 | 819,286 |
| Balance at December 31, 2013 | $ 100 | $ 644,840 | $ 1,275,498 | $ 1,920,438 |

*The accompanying notes are an integral part of these financial statements.*

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

# Statement of Cash Flows

Year ended December 31, 2013

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 819,286 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Change in assets and liabilities: | |
| Increase in receivable from affiliates – distribution fees | (390,142) |
| Decrease in receivable from affiliates – income taxes | 9,231 |
| Increase in prepaid expenses | (42,335) |
| Increase in payable to affiliates – income taxes | 148,287 |
| Increase in payable to parent company, net | 361,865 |
| Decrease in accrued professional fees | (37,950) |
| **Net cash provided by operating activities** | 868,242 |
| Net increase in cash and cash equivalents | 868,242 |
| Cash and cash equivalents, beginning of year | 1,388,293 |
| Cash and cash equivalents, end of year | $ 2,256,535 |

*The accompanying notes are an integral part of these financial statements.*

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

# Notes to Financial Statements December 31, 2013

## 1. Organization and Operations

Henderson Global Investors Equity Planning, Inc. (the "Company"), was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. ("HGINA") acquired 100% of its outstanding stock. HGINA is a wholly-owned subsidiary of Henderson International Inc. ("HII"). Henderson Group plc, a company incorporated in Jersey, is the ultimate parent company of HGINA and HII. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is registered to do business in Canada as an international advisor. The Company serves as the placement agent for the offer and sale of interests in privately-offered vehicles for which HGINA or other affiliates within the Henderson Group ("the Group") act as investment manager or investment advisor.

In April 2011, Henderson Group plc acquired Gartmore Group Limited ("Gartmore"). As part of this transaction, Henderson Group plc acquired Gartmore Distribution Services, Inc. ("GDSI"), an SEC and FINRA registered broker-dealer. GDSI served as the private placement agent offering and selling interests in the privately offered investment funds originally organized by Gartmore. Effective February 1, 2012 and March 1, 2012, private placement agreements between GDSI and the Gartmore investment funds were assigned to the Company.

## 2. Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

### Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

**2. Summary of Significant Accounting Policies (continued)**

**Cash and Cash Equivalents**

Cash and cash equivalents consist principally of cash on deposit with financial institutions and highly liquid short-term instruments (including Money Market funds) having original maturity dates of three months or less at the time of purchase.

**Revenue Recognition**

Placement fees are recognized as earned based on a fixed percentage of the net management and performance fee revenue recognized by HGINA and other affiliates within the Group in connection with the assets under management introduced by the Company in the privately-offered vehicles managed by HGINA and the other affiliates.

Interest income earned on cash and cash equivalents is recorded on an accrual basis.

**Foreign Currencies**

The company has entered into agreements with its affiliates, of which one conducts business in the United Kingdom. In connection with foreign-denominated payables and receivables, the Company recognizes a foreign currency gain or loss on fluctuation of the pound sterling in relation to the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translation are included in the statement of comprehensive income.

## 2. Summary of Significant Accounting Policies (continued)

### Income Taxes

The operations of the Company are included with those of HII in the filing of a consolidated Federal income tax return. HII computes its income tax provision on a separate-entity basis using the liability method in accordance with Accounting Standards Codification (ASC) 740 – *Income Taxes* ("ASC 740"). HII allocates income tax expense or benefit to the Company as if the Company filed a separate return. Under the liability method, the Company recognizes deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized.

The Company is a party to a tax sharing agreement with HII. Under the agreement, the Company shall pay to HII an amount equal to the sum of the Company's federal income tax liability for such taxable year as shown on a pro forma federal return plus a net amount reasonably determined by HII to cover the Company's Federal income tax liabilities attributable to current or prior years that is not otherwise reflected in the Company's pro forma federal returns for such years. The Company's tax liabilities with HII as a result of the tax sharing agreement will be included in the financial statements as a payable to affiliates. In the event the Company has a net operating loss, HII shall pay an amount equal to the tax benefit shown on the pro forma tax returns. The Company's tax benefits with HII as a result of the tax sharing agreement will be included in the financial statements as a receivable from affiliates.

The Company has adopted the provision of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, *Income Taxes*. Generally, ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with existing income tax accounting standards. ASC 740 prescribes certain thresholds and attributes for the financial statements recognition and measurement of tax positions taken, or expected to be taken, in a tax return. The application of ASC 740 has not had a material impact on the Company's financial position or results of operations. Generally, the Company is subject to examination by U.S. Federal and state tax authorities for returns filed for the prior three fiscal years 2010 through 2012.

**3. Related Party Transactions**

Following the assignment of private placement agreements to the Company from GDSI in February and March 2012, the Company receives revenue from private placement services for several affiliates based in the US and one based in the United Kingdom

During 2012, the Company entered into new agreements with HGINA as well as the other affiliated fund advisor entities (Henderson Alternative Investment Advisor Limited ("HAIAL"), Henderson Global Investors General Partner, LLC (HGIGP), Henderson Global Investors General Partner II, LLC (HGIGP II) and Henderson Global Investors General Partner IV, LLC (HGIGP IV)), the terms of which were based on the Henderson Group Global Transfer Pricing policy. These agreements allow for the Company to recognize a monthly fee calculated as a fixed percentage of the net management and performance fee revenue recognized by HGINA and other affiliates within the Group in connection with the assets under management introduced by the Company in the privately-offered vehicles managed by HGINA and the other affiliates.

Additionally, in 2012, HGINA and the Company entered into a new expense sharing agreement whereby a certain portion of HGINA's administrative expenses related to compensation, depreciation and rent expense are allocated to the Company. This arrangement was deemed necessary due to the fact that the Company's registered representatives are all employed by HGINA and the Company shares office space with HGINA. Payment of the expenses occurs through payment to HGINA of a percentage of revenue described in accordance with the Henderson Global transfer pricing agreement.

**3. Related Party Transactions (continued)**

The Company had the following related-party transactions during the year:

| Entity | Nature of Transactions | Income (expense) for the year ended December 31, 2013 | Receivable from (payable to) affiliate at December 31, 2013 |
|---|---|---|---|
| Henderson Global Investors (North America) Inc. | Revenue Sharing | $ 1,401,603 | $ 459,650 |
| Henderson Global Investors GP, LLC | Revenue Sharing | 491,584 | 23,834 |
| Henderson Global Investors GP II, LLC | Revenue Sharing | 144,801 | 13,543 |
| Henderson Global Investors GP IV, LLC | Revenue Sharing | 105,418 | 8,574 |
| Henderson Alternative Investment Advisor, Ltd. | Revenue Sharing | 2,270,538 | 512,109 |
| | | $ 4,413,944 | $ 1,017,710 |
| Henderson Global Investors (North America) Inc. | Expense Sharing | $ (3,089,272) | $ (914,849) |

All transactions with the above entities are charged or credited through intercompany accounts. The above transactions exclude the Company's tax sharing arrangement disclosed in note 4 below.

The global transfer pricing agreements and service and cost sharing agreements were prepared based upon management's belief to be an arms' length transaction on a fair value basis but may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

**4. Income Taxes**

The Company computes its tax expense or benefit using the consolidated federal statutory rate of 34%. Pursuant to the tax sharing agreement, the Company has agreed to pay HII for its income tax expense and HII has agreed to reimburse the Company for income tax benefits. The Company recognized income tax expense of $452,285 relating to the current year income. Amounts payable or receivable relating to the settlement of the income tax expense or benefits are reflected as payable to or receivable from affiliates on the statement of financial condition.

Significant components of income tax expense are as follows:

| | 2013 |
|---|---|
| Current: | |
| Federal | $ 416,058 |
| State | 26,996 |
| Total current | 443,054 |
| Deferred: | |
| Federal | 8,892 |
| State | 339 |
| Total deferred | 9,231 |
| Net expense | $ 452,285 |

The effective rate at which taxes are provided differs from the statutory rate of 34% due to the provision for state taxes including a change in the state rate at which deferred taxes are valued.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences, such as accrued expenses, in accordance with ASC 740. The Company recognizes the federal and state deferred taxes associated with such temporary differences. At December 31, 2013, the Company had a deferred tax asset of $7,392 relating to accrued service liabilities. There are no deferred tax liabilities at December 31, 2013.

No valuation allowance has been provided as it is more likely than not, based on an evaluation of currently available information and the operation of the tax sharing agreement, that the deferred tax assets will be realized.

**4. Income Taxes (continued)**

The Company would record interest and penalties related to income taxes as a component of income tax expense. The Company recorded no interest or penalties related to uncertain tax positions at December 31, 2013. Based upon the timing and status of its current examinations by taxing authorities, the Company does not believe that it is reasonably possible that any changes to the balance of unrecognized tax benefits occurring within the next 12 months will result in a significant change to the results of operations, financial condition or liquidity. In addition, the Company does not anticipate that there will be additional payments made or refunds received within the next 12 months with respect to the years under audit.

The earliest Federal tax year open for examination is 2009. The earliest open years in the Company's major state tax jurisdictions are 2009 for Massachusetts and 2009 for Connecticut. The Company does not believe that any adjustment from any open tax year will result in a material change in the Company's financial position.

**5. Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). Pursuant to SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an aggregate indebtedness not to exceed 1500% of its net capital, as defined under such provisions. At December 31, 2013, the Company had net capital of $1,270,224, which was $1,207,171 in excess of its required net capital of $63,053 and its ratio of aggregate indebtedness to net capital was .74 to 1.

**6. Concentration of Credit Risk**

The Company currently holds cash deposits with counterparties that are financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

7. **Subsequent Events**

The Company evaluates subsequent events through the date the financial statements were issued. The Company did not note any subsequent events requiring disclosure or adjustment to the financial statements.

Supplemental Information

# Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

## Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2013

| | |
|---|---|
| **Computation of net capital** | |
| Total ownership equity (from statement of financial condition) | $ 1,920,438 |
| Total ownership equity qualified for net capital | $ 1,920,438 |
| Deductions and/or adjustments: | |
| Non allowable assets: | |
| Receivables from affiliates | (565,453) |
| Prepaid expenses | (44,251) |
| Total Non allowable assets | (609,704) |
| Net Capital before haircuts on securities | 1,310,734 |
| Haircuts on securities - Other securities | (40,510) |
| Net capital | $ 1,270,224 |
| **Computation of basic net capital requirement** | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 63,053 |
| Net capital in excess of requirement | $ 1,207,171 |
| Computation of aggregate indebtedness: | |
| Accounts payable and accrued expenses | $ 945,801 |
| Ratio of aggregate indebtedness to net capital | .74 to 1 |

*There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2013 unaudited FOCUS Part II Report.*

# Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

## Statement Regarding SEC Rule 15c3-3

December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

Supplementary Report

EY
Building a better
working world

Ernst & Young LLP
1 More London Place
London
SE1 2AF

Tel: + 44 20 7951 2000
Fax: + 44 20 7951 1345
ey.com

INVESTOR IN PEOPLE

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors
Henderson Global Investors Equity Planning, Inc.

In planning and performing our audit of the financial statements of Henderson Global Investors Equity Planning, Inc. (the Company), as of and for the year ended 31 December 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

EY
Building a better working world

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at 31 December 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 21, 2014

EY
Building a better working world

Ernst & Young LLP
1 More London Place
London
SE1 2AF

Tel: + 44 20 7951 2000
Fax: + 44 20 7951 1345
ey.com



# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Henderson Global Investors Equity Planning, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Henderson Global Investors Equity Planning, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Henderson Global Investors Equity Planning, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Henderson Global Investors Equity Planning, Inc.'s management is responsible for Henderson Global Investors Equity Planning, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 21, 2014



**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended December , 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

HENDERSON GLOBAL INVESTORS
737 N MICHIGAN AVE STE 1700
CHICAGO IL 60611-6652

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,037
   B. Less payment made with SIPC-6 filed (exclude interest) ( 4,963 )
   7/24/2013
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 6,074
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 6,074
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Henderson Global Investors Equity Planning Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 20 day of February , 20 14 .

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2013 and ending 31/12, 2013
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $4,414,727 |
| 2b. Additions | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $4,414,727 |
| 2e. General Assessment @ .0025 | $11,037 (to page 1, line 2.A.) |

# SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

*If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.*

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

**Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.**

## From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

## From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

## From SIPC Bylaw Article 6 (Assessments):
## Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

## Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities

| | |
|---|---|
| ASE | American Stock Exchange, LLC |
| CBOE | Chicago Board Options Exchange, Incorporated |
| CHX | Chicago Stock Exchange, Incorporated |
| FINRA | Financial Industry Regulatory Authority |
| NYSE, Arca, Inc. | |
| NASDAQ OMX PHLX | |
| SIPC | Securities Investor Protection Corporation |